

May 25, 2010

Alexander C. Juden
General Counsel and Secretary
Schlumberger Limited
5599 San Felipe, 17th Floor
Houston, Texas 77056

      **Re:    Schlumberger N.V. (Schlumberger Limited)**
               **Registration Statement on Form S-4**
               **Filed April 27, 2010**
               **File No. 333-166326**

Dear Mr. Juden:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1.      We note that five M-I SWACO employees were aboard the Deepwater Horizon Rig
        at the time the rig exploded in the Gulf of Mexico.  We further note that two of these
        employees died as a result of this event.  Please include a recent developments section
        disclosing all material information regarding your potential liability, including for
        environmental damage and cleanup, from this explosion.  Please address the
        following:

        •   Tell us if the contract(s) under which the M-I SWACO employees were working
            on the rig included any contractual provisions regarding liability indemnification,
        •   Disclose whether your existing insurance would cover any claims made
            against you by or on behalf of individuals in the event of personal injury or
            death, and whether your customers would be obligated to indemnify you
            against any such claims;
        •   Quantify the amount of insurance coverage, including relevant deductibles, you
            have related to this incident;
        •   Disclose the applicable policy limits related to your insurance coverage;
        •   Describe the reasonably possible impacts of this incident on your financial
            position, results of operations or liquidity, due to all relevant items, including loss
            of revenues and costs expected to be incurred.

Background of the Merger, page 37

2.      Explain why Schlumberger and Smith were unable to reach an agreement in their
        merger discussions in January 13, 2006.

3.      Explain why Schlumberger decided not to make any proposals to Smith in Feburary
        2008 after Mr. Ayat had approached Mr. Yearwood about a potential business
        combination.

4.      In this regard, disclose that Mr. Yearwood served as a Senior Advisor to the Chief
        Executive Officer of Schlumberger from March 2006 until May 2008.

5.      Explain why the Smith Board, in February 2009, and in response to Mr. Ayat's
        overtures to Mr. Yearwood, determined that "the timing for a negotiation of a
        business combination was inopportune."  In this regard, the nexus between such
        negotiations and Smith's need to refinance debt was not clear.

6.      Explain the nature and significance of the regulatory risks that were discussed in the
        June 2009 Smith Board meetings.

7.  Indicate the percentage premium over the average closing price of Smith stock for the 10 trading days preceding the February 19, 2010 agreement date.

8.  Your first reference to UBS is with regard to the February 18, 2010 meeting. Provide the disclosure required by Item 1015(b) of Regulation M-A.

9.  Clarify whether the Board of Smith ever considered seeking other potential partners for a business combination and, if not, why not.

Smith's Reasons for the Merger, page 41

10. Expand the fourth bullet to identify the "areas in which Smith does not currently operate."

Discounted Cash Flow Analysis, page 50

11. Explain why UBS believed that it was appropriate to use discount rates ranging from 10.5% to 12.5% and multiples of 7.0 to 9.0 in conducting this piece of its analysis.

Financial Projections, page 52

12. State specifically the assumptions underlying the projections.

Material U.S. Federal Income Tax Consequences, page 56

13. Identify the counsel(s) who are opining on the tax consequences of this transaction. We may have further comments when those opinions are filed.

14. Please eliminate the statement that all holders of Smith common stock should consult a tax advisor, although you may suggest this course of action.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3645 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc:     David Kirkland, Jr. (713.229.7701)